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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 1-10360

                           NOTIFICATION OF LATE FILING

     (Check One):     Form 10-K      Form 11-K    Form 20-F     Form 10-Q  X
                                ---           ---          ---            ---
 Form N-SAR
         For Period Ended:             September 30, 1998
                           ---------------------------------------------

 Transition Report on Form 10-K               Transition Report on Form 10-Q
 Transition Report on Form 20-F               Transition Report on Form N-SAR
 Transition Report on Form 11-K

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                                   CRIIMI MAE Inc.
                          ------------------------------
                              Full name of registrant


                         -------------------------------------
                              Former name if applicable


                                11200 Rockville Pike
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             Address of principal executive office (Street and number)

                            Rockville, Maryland  20852
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                             City, state and zip code

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a)       The reasons  described in reasonable  detail in Part III
                        of  this   form   could   not  be   eliminated   without
                        unreasonable effort or expense;
   ----
              (b)       The   subject   annual   report,   semi-annual   report,
                        transition  report  on  Form  10-K,  20-F,  11-K or Form
                        N-SAR, or portion thereof will be filed on or before the
                        15th calendar day following the  prescribed due date; or
                        the subject  quarterly  report or  transition  report on
                        Form 10-Q, or portion thereof will be filed on or before
                        the fifth  calendar day  following  the  prescribed  due
     X                  date; and
   ----
              (c)       The accountant's  statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.
   ----

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period: On October 5, 1998, the registrant and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. As a result of numerous difficulties and issues associated with the bankruptcy, the registrant was not able to file its Quarterly Report on Form 10-Q for the three months ended September 30, 1998 by November 16, 1998.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  David Iannarone             (301)             231-0354
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                  (Name)                  (Area code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).  Yes  X   No
                         ---     ---

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?  Yes  X   No
                      ---     ---

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

                                  CRIIMI MAE Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: /s/ November 17, 1998                 By: /s/ Cynthia O. Azzara
      ---------------------                     -------------------------------
                                               Cynthia O. Azzara
                                               Senior Vice President
                                                 and Chief Financial Officer


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                                  Attachment A

     It is anticipated that the earnings statement for the three month period ended September 30, 1998 will reflect a net loss which represents a significant change in results of operations from the corresponding period for the last fiscal year. Because of uncertainty related to the Company's bankruptcy, the Company is currently unable to estimate the amount of loss. The loss is primarily attibutable to commitments related to commercial mortgage loans in the Company's securitization pipeline and losses on hedge positions.